Exhibit (a)(5)(F)

NEWS RELEASE

FOR IMMEDIATE RELEASE

DATE: December 7, 2016

CONTACT:	Dan Lombardo, InvenTrust Properties Corp. 630-570-0605 or dan.lombardo@inventrustproperties.com

InvenTrust Properties Corp. Announces Final Results of its Modified “Dutch Auction” Tender Offer

Oak Brook, Ill. December 7, 2016 — InvenTrust Properties Corp. (“InvenTrust” or the “Company”) today announced the final results of its modified “Dutch Auction” tender offer (the “Offer”), which expired at 5:00 p.m., New York Time, on December 1, 2016. The Company has accepted for purchase 89,374,686 shares of its common stock at a purchase price of $2.66 per share, for an aggregate cost of approximately $237.7 million, excluding fees and expenses relating to the Offer. The 89,374,686 shares accepted for purchase in the Offer represent approximately 10.4% of the Company’s currently issued and outstanding shares of common stock.

Based on the final count by DST Systems, Inc. (“DST”), the paying agent and the depositary for the Offer, a total of 89,374,686 shares of the Company’s common stock were properly tendered and not properly withdrawn at or below the final purchase price of $2.66 per share.

In accordance with rules promulgated by the Securities and Exchange Commission (“SEC”), the Company had the option to increase the number of shares accepted for payment in the Offer by up to 2% of the outstanding shares without amending or extending the Offer. InvenTrust exercised that option and increased the Offer by 14,186,716 shares or $37.7 million to avoid any proration for the stockholders tendering shares. These shares are included in the total shares accepted for purchase noted above.

The paying agent, DST, will promptly issue payment for shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Offer. Shares tendered and not accepted for purchase will be returned promptly to stockholders.

“We believe this tender offer has provided the immediate liquidity needed by some of our stockholders, while still balancing the Company’s ability to execute on its long-term strategy,” said Tom McGuinness, CEO of InvenTrust Properties. “My team has made progress in the refinement of our retail portfolio. We are well on our way to simplifying our collection of assets and presenting a compelling financial story to the investment community. We are enthusiastic and believe in our strategy and what’s ahead.”

Important Notice

This press release is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The full details of the modified “Dutch Auction” tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will publish, send or give to stockholders upon commencement of the tender offer, and file with the SEC. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials when they become available because they contain important information, including the terms and conditions of the Offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials after they are filed by the Company with the SEC at the SEC’s website at www.sec.gov. Each stockholder should consult with its tax advisor, broker, dealer, commercial bank, trust company, custodian or other nominee to evaluate the consequences of tendering or selling Shares in the Offer.

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About InvenTrust Properties Corp.

InvenTrust Properties Corp. is a pure-play retail company with a focus on acquiring open-air centers with a disciplined approach, in key growth markets with favorable demographics. This acquisition strategy, along with our innovative and collaborative property management approach, ensures the success of both our tenants and business partners and drives net operating income growth for the Company. InvenTrust became a self-managed REIT in 2014 and as of September 30, 2016, is an owner and manager of 88 retail properties, representing 15.1 million square feet of retail space, and one non-core property.

Forward-Looking Statements Disclaimer

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future and are typically identified by words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain and involve known and unknown risks that are difficult to predict. Factors that may cause actual results to differ materially from current expectations include, among others, the Risk Factors included in InvenTrust’s most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Report on Form 10-Q, in each case as filed with the SEC. InvenTrust intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, except as may be required by applicable law. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.